SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

Preview Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

741379101
(CUSIP Number)

Robert L. Chapman, Jr., Chapman Capital L.L.C. Continental Grand Plaza, 300
N. Continental Blvd. El Segundo, California 90245 Tel: (310) 563-6900 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2001
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,027,800

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,027,800

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,027,800

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.9%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,027,800

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,027,800

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,027,800

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.9%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,027,800

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,027,800

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,027,800

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.9%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

     This statement relates to the common stock (the "Common Stock") of Preview Systems, Inc. (the "Issuer"). The Issuer's principal executive office is located at 1195 West Fremont Blvd., Sunnyvale, CA 94087.

ITEM 2.  Identity and Background.

     (a)-(c) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr. (collectively, the "Reporting Persons"). Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Robert L. Chapman, Jr.'s present principal occupation is serving as Managing Member of Chapman Capital. Chapman Capital and Robert L. Chapman, Jr. each expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

     Chap-Cap, Chapman Capital and Robert L. Chapman, Jr.'s business address is Continental Grand Plaza, 300 N. Continental Blvd., El Segundo, California 90245.

     (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Robert L. Chapman, Jr. is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,795,230.00

ITEM 4.  Purpose of Transaction.

     The Reporting Persons acquired the Common Stock beneficially owned by them in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

     The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

     Robert L. Chapman, Jr. has informed the Issuer that the Reporting Persons seek to influence its management with respect to assisting its maximization of shareholder value. Mr. Chapman has focused on various means of returning the Issuer's $4.20 - 4.50 per share in cash and investments to the Issuer's shareholders. Specifically, Mr. Chapman is a proponent of a full sale of the company through a cash merger with a major player in the volume licensing and distribution industry. Most recently, Mr. Chapman sent the Issuer's Chief Executive Officer, Mr. Vincent Pluvinage, a letter dated April 4, 2001 and attached as Exhibit B, in which Chapman Capital L.L.C. articulated its support for a full sale of the Issuer in the $4.50 - 5.50 per share range.

     The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that the Reporting Persons will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

     Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Together, the Reporting Persons beneficially own a total of 1,027,800 shares of Common Stock constituting 5.9% of all of the outstanding shares of Common Stock.

         (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

     (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

                                                              Approximate Price
                                                              per Share
                                    Amount of                 (inclusive of
Date              Security          Shares Bought             commissions)
----              --------          -------------             ------------------
02/23/01          Common             45,000                   $2.78
02/26/01          Common             12,500                   $2.78
02/27/01          Common            115,000                   $2.78
02/27/01          Common             27,500                   $2.78
02/27/01          Common              7,500                   $2.78
02/27/01          Common             10,000                   $2.78
02/28/01          Common             27,500                   $2.78
03/05/01          Common             15,000                   $2.78
03/06/01          Common             15,000                   $2.78
03/06/01          Common             20,000                   $2.78
03/07/01          Common             10,000                   $2.81
03/12/01          Common             50,000                   $2.81
03/12/01          Common              7,500                   $2.78
03/13/01          Common              7,500                   $2.78
03/14/01          Common             10,000                   $2.78
03/16/01          Common             25,000                   $2.78
03/19/01          Common             30,000                   $2.78
03/20/01          Common             20,000                   $2.78
03/21/01          Common            120,000                   $2.71
03/22/01          Common              7,500                   $2.69
03/22/01          Common             20,000                   $2.69
03/23/01          Common              2,500                   $2.69
03/26/01          Common             43,500                   $2.69
03/26/01          Common             32,500                   $2.69
03/27/01          Common             18,500                   $2.69
03/27/01          Common             25,000                   $2.69
03/28/01          Common             19,800                   $2.64
03/28/01          Common             42,500                   $2.62
03/28/01          Common              5,000                   $2.56
03/29/01          Common             20,000                   $2.63
03/29/01          Common              7,500                   $2.59
03/29/01          Common             26,000                   $2.63
03/30/01          Common             35,000                   $2.66
04/02/01          Common             50,000                   $2.66
04/02/01          Common             20,000                   $2.69
04/03/01          Common             15,000                   $2.63
04/03/01          Common             20,000                   $2.59
04/04/01          Common              5,000                   $2.63
04/05/01          Common             45,000                   $2.69

                                                              Approximate Price
                                                              per Share
                                    Amount of                 (inclusive of
Date              Security          Shares Sold               commissions)
----              --------          ------------             ------------------
03/27/01          Common             6,900                    $2.64
03/28/01          Common               600                    $2.59


         The above transactions were effected by the Reporting Persons on NASDAQ.

         Other than the transactions described above, no other transactions with respect to the Common Stock were effected by the Reporting Persons during the past sixty (60) days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  April 5, 2001


                                            CHAP-CAP PARTNERS, L.P.
                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By:      /s/Robert L. Chapman, Jr.
                                                ------------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By:      /s/Robert L. Chapman, Jr.
                                                ------------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member



                                            /s/Robert L. Chapman, Jr.
                                            -------------------------
                                            Robert L. Chapman, Jr.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Preview Systems, Inc. dated April 5, 2001, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  April 5, 2001

                                            CHAP-CAP PARTNERS, L.P.
                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By:      /s/Robert L. Chapman, Jr.
                                                ------------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By:      /s/Robert L. Chapman, Jr.
                                                ------------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member



                                            /s/Robert L. Chapman, Jr.
                                            -------------------------
                                            Robert L. Chapman, Jr.

                                    EXHIBIT B

                        CHAPMAN CAPITAL L.L.C. LETTERHEAD



Robert L. Chapman, Jr.
Managing Member


                                  April 4, 2001


Mr. Vincent Pluvinage, Ph.D.
CEO & President
Preview Systems, Inc.
1195 West Fremont Blvd.
Sunnyvale, CA  94087
Facsimile:  (408) 720-3550

Via Facsimile and U.S. Postal Service

Dear Mr. Pluvinage,

     Since Chapman Capital L.L.C. commenced its first campaign of shareholder activism in November 1996 ($120 million unsolicited bid for Tower Semiconductor Ltd.), the vast majority of our publicly traded targets have been asset-rich companies managed by intelligence-deprived and integrity-poor chief executives. I have been shocked repeatedly by the pathetic excuses offered by senior managements for their lax oversight of shareholder annihilation, blaming market conditions or a "temporary" setback in executing the business plan. Exacerbating matters, rarely (if ever) have our targets' "leaders" offered the slightest apology to the investors whose wallets they have systematically decimated. Their lack of accountability, pragmatism and selflessness has left me utterly disgusted and enraged.

     It was with this predisposition that I recently came across Preview Systems, Inc., a developer and marketer of solutions that enable Internet-based distribution and licensing of digital, copyrighted media. With the stock having plummeted 85% from its IPO price, I expected to find a CEO at the helm lacking both the experience and risk management skills to succeed in the public realm. I anticipated uncovering an officer who I felt to be similarly lacking in judgment and mental acuity as my view of BindView Corporation's Richard Gardner and American Community Properties Trust's J. Michael Wilson. I wondered how any company whose stock had fallen to a 40% discount to cash + investments per share could be headed by anyone but a man who had created sheer disgust and horror amongst his fleeing shareholders.

     However, as I researched your background and reputation on Wall Street, I was delighted to learn that was not the case. The Wall Street analysts who theoretically follow Preview Systems, while potentially influenced by their desire to please investment bankers and thus afford a new Porsche or Aspen ski chateau, truly seemed to believe that the company was inauspiciously ahead of its time. Clearly, your previous employment with AT&T Bell Labs and degrees in bioengineering and applied physics engineering left little doubt that you possess the intellect to head a high technology company. No trace of avarice was evident in your reasonable 2000 salary of just over $200,000 and non-award of any bonus in that difficult year for your shareholders. Yet, it was your reputation for superintendence and probity that impressed me the most during our due diligence process.

     During our brief conversations over the past month, I have come away feeling that your interests are properly aligned with those of your public shareholders. As I mentioned when we spoke, many a distressed company officer looks after his own pocket book and those of his corporate cronies first, contrary to the fiduciary duties that every CEO knows should rule his behavior. The shareholders subject to such a "crim," drowning in their own boiling blood induced by management malfeasance, are left to fend for themselves. In the case of Preview Systems, your perspective appears quite reasonable as it relates to avoiding the risks of remaining independent and the attendant burning of precious cash reserves that such a strategy would involve. Whether it is your 400,000 personally held shares or having watched previous employer ReSound Corporation struggle for years after your departure (before finally biting the bullet and selling out for the same share price reached three years earlier), it is my sense that your every action is designed to salvage the remaining value of Preview Systems.

     Chapman Capital was not attracted merely to Preview Systems' $4.50 per share in cash and investments. I believe that there is a burgeoning need for authorized downloading of proprietary software, music, images, video and documents. Particularly in light of the recent 9th U.S. Circuit Court of Appeals opinion which essentially neutered Napster's blatant disregard for copy-written music, it is only a matter of time before all electronically transferable media is purchased via broadband download. It is Chapman Capital's perspective that Preview will be a leader in the nascent, prematurely hatched DRM industry along with Intertrust Technologies and several other competitors.

     In Preview Systems' IPO prospectus, the company described in great detail the distribution chain for digital goods. As it noted, many publishers employ all three of the common models for getting their products to the end user - direct, 2-tier and 3-tier distribution. Because of the complexity of the last method, 3-tier distribution, it seems to Chapman Capital that a leader in either the mega-distributor (e.g., Ingram Micro or Tech Data) or reseller (e.g., CompUSA) spaces would be very interested in the acquisition of the company. After all, even at $4.50 - 5.50 per share, the acquisition of cash-rich Preview Systems would be an extremely inexpensive means to owning the extraordinary intellectual property that you have developed over the past five years. Additionally, a software licensing specialist such as Software Spectrum, which is also mentioned in the 3-Tier segment in the prospectus, would seem to be an excellent parent for Preview's patent portfolio, improving distribution efficiency and thus enhancing its competitive advantage.

     Chapman Capital L.L.C. has the utmost faith in your accomplishing the primary objective of every public company CEO - maximizing the value of his shareholders' investment. Your recognition of the risks to remaining independent from "significant changes in market valuations, the changing competitive landscape and the consolidation within our industry" was commendable for its rare lack of denial. Your striving to protect the net asset value of the company by rationalizing Preview's cost structure has been equally praiseworthy. Overall, at this time I can find no fault with your business plan as currently designed and executed. However, the primary driver of our large stake in Preview Systems was your February 6, 2001 disclosure that the company was involved in "ongoing negotiations" in its evaluation of "strategic alternatives to enhance shareholder value." Strengthening our conviction was this week's Form 10-K filing which stated that Preview is "currently in negotiations to sell all or parts of [its] business." It is in this particular endeavor that we are depending on you most.

     Chap-Cap Partners, L.P., a hedge fund managed by my company, is now the largest non-venture shareholder of Preview Systems, owning 2-3 times as many shares as you do personally. Accordingly, I look forward to working closely with you in our mutual quest to increase our investors' wealth. Please feel free to call me anytime if there is any way that my organization can assist you in these efforts.

                                Very truly yours,

                                                   [/s/ Robert L. Chapman, Jr.
                                                   ----------------------
                                                        Robert L. Chapman, Jr.